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                              April 14, 2021

       Thomas Paquin
       Chief Executive Officer
       VictoryBase Corporation
       PO Box 617
       Roanoke, TX 76262

                                                        Re: VictoryBase
Corporation
                                                            Amendment No. 1 to
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted March 29,
2021
                                                            CIK No. 0001836735

       Dear Mr. Paquin:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted March 29, 2021

       General

   1. We note your revisions in response to comment 1 and it appears that the offering of securities to
EquityBase Investors continues to constitute a delayed offering. In this respect, we note that
on a monthly basis over the term of the lease you will issue shares that were
subscribed to upon the execution of the EquityBase Agreement, and that the amount of
securities that an EquityBase Investor may receive under the agreement will not be determined until
its execution. We also note that it does not appear that you have any properties
available to rent pursuant to the EquityBase Agreement, and it is unclear if such properties will be
available or if any potential EquityBase Investors will be identified prior to qualification.
Given the proposed structure of your offering, it is unclear to us how an EquityBase
Investor would be able to purchase shares within two calendar days of
 Thomas Paquin
FirstName   LastNameThomas Paquin
VictoryBase   Corporation
Comapany
April       NameVictoryBase Corporation
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
         qualification and, as such, it appears that your offering may constitute a delayed primary offering of your securities, which is not permissible under Rule 251(d)(3)(i)(F) of
         Regulation A. Please revise the terms of your offering to comply with Rule 251 and provide us with a comprehensive and detailed legal analysis as to how your proposed offering of securities to EquityBase Investors complies with Rule 251(d)(3)(i)(F).
2. We note your revisions in response to comment 2. It appears that you will be able to set the Initial Monthly Equity Subscription Amount in your sole discretion and that the amount can be different for each EquityBase Investor. Additionally, neither your offering circular nor EquityBase Agreement provide sufficient information about what factors you will take into consideration when determining the subscription amount. Furthermore,
         Section 5(b) of the EquityBase Agreement appears to contemplate a reduction in the amount of shares to be issued under the agreement given the order of priority for the
         EquityBase Payment and the potential for funds to be diverted to other sources, including late fees and repairs. Please provide us with a comprehensive and detailed legal analysis as to why your offering is not an offering of securities "at other than a fixed price." See
         Rule 251(d)(3)(ii) of Regulation A.
3. We note your response to comment 3 and reissue the comment. Please clearly disclose on the cover page, the plan of distribution and throughout the offering statement as applicable that shares are being offered to investors who are not EquityBase Investors.
4. We note that you have a website, www.victorybase.com, that discusses your business and offering. We note that certain aspects of this offering are discussed on the website, but not in the offering circular. For example only, we note that the FAQ section of your website indicates that "roughly 10% - 20% of the EquityBase Payment" will be allocated to share purchases, that the share price will be calculated and published quarterly, that in an event of an emergency or in other scenarios requiring liquidation, the issuer or broker-
         dealer may assist an investor in the sale of his or her shares, and that an investor can opt out and stop buying securities. Please note that all material terms and information about the offering should also be included in the offering circular at the time of qualification and revise accordingly. In addition, the FAQs on your website also discuss the ability to engage in secondary sales as "[t]he more EquityBase Investors, the more counterparties will be available to buy and sell shares." Please explain to us in more detail your plans with respect to assisting or developing the ability for investors to make secondary sales, including your intentions to provide your own "trading platform." In this respect, please also clarify the "counterparties" to which you are referring.
5. We note that you describe your business as providing EquityBase Investors with the opportunity to "share in the potential appreciation in value of the VictoryBase
         Properties." Please balance this disclosure to clarify that neither the company nor
         Holdings will directly own the properties and that to the extent Holdings does acquire the properties under the Contribution Agreement, it may ultimately dilute investors' interests in the company given that the Class A units to be issued as consideration for such properties are convertible into Class A shares of the company. In addition, please also
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VictoryBase   Corporation
Comapany
April       NameVictoryBase Corporation
       14, 2021
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         highlight that an investor's ability to participate in the appreciation of value is also dependent, in part, on whether VictoryBase intends to pay dividends or provide investors with liquidity options, which it does not currently intend to do. Finally, please revise your disclosure that appears on page 30 to clarify how your business model will allow military personnel to "gain more value in home ownership by being responsible stewards .
         . . ." In this respect, we note that the EquityBase Agreement does not appear to provide an
         EquityBase Investor with the option to purchase the property subject to the lease and your disclosure does not otherwise indicate that your business plan includes the potential to sell your EquityBase properties to tenants or other members of the public. Use of Proceeds, page 20

6. It appears that 80% of your offering proceeds will go to fees payable to Holdings under
         Sub-Control Agreements. Please address the following:

                You disclose that a portion of the monthly fee paid by Holdings will be designated as a "Contribution Credit." Please revise to disclose how much of the fee will be designated as a "Contribution Credit."
                Please clarify for us and in your filing how you will determine which VB Subsidiary will be allocated the "Contribution Credit" for shares sold to investors who are not EquityBase Investors and who do not live in VictoryBase Properties.
                Please clarify for us and in your filing how you will allocate the offering proceeds when the VB Subsidiary has already been contributed to Holdings.
7. It appears that 20% of your offering proceeds will go to purchase Class B units of
         Holdings. Please enhance your disclosure to clarify how Holdings will use proceeds it receives from the sale of these Class B units.
Description of Business, page 21

8. Please revise your organizational chart to quantify the economic and voting interests in each entity such that their respective ownership and control are clear to investors.
Our Business
Operational Overview, page 28

9. Please revise your filing to disclose any material terms of the Purchase and Sale
         Agreements and Letters of Intent, including, but not limited to, the purchase price.
Plan of Operations, page 37

10. You disclose once a VictoryBase Property is "stabilized" by having an EquityBase
         Investor living in the VictoryBase Property, Holdings plans to exercise its option to cause
         VBRE to contribute its membership interests of the applicable VB Subsidiary into
         Holdings. Please revise your filing to clarify what is meant by "stabilized." In this regard, please address that it appears that multiple VictoryBase Properties in the same region will
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FirstName   LastNameThomas Paquin
VictoryBase   Corporation
Comapany
April       NameVictoryBase Corporation
       14, 2021
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         be owned by the same VB Subsidiary and that each VictoryBase Property within an applicable VB Subsidiary may not be occupied simultaneously.
Section F/S Financial Statements, page 46

11. We note your response to comment 14 and that a wholly owned subsidiary of VBRE is in the process of acquiring and developing properties in South Carolina. Further, we note your disclosure that initially the VB Subsidiaries will be primarily owned by VBRE until
         Holdings exercises its right to acquire the VB Subsidiaries. Please tell us whether you believe it is necessary to include financial statements of VBRE in your filing in order to provide investors with sufficient information to make an informed decision.
Independent Auditor's Report, page 47

12.      Please have your auditor revise their report to include a signature.
Exhibits

13. We note the consent of independent auditor filed as exhibit 11. Please have your auditor revise their consent to reference the audited balance sheet date that corresponds to the audited balance sheet in the offering circular.
14. We note your response to comment 5 and reissue the comment. It appears that your subscription agreement filed as exhibit 4.2 still contains the disclaimer that "no representations or warranties are made as to the accuracy or completeness of the information contained in any offering materials...." Please revise or remove the
         disclaimer.
15. We note the arbitration provision in the EquityBase Agreement and the revisions to your offering circular that indicate that the provision will apply to claims made under the federal securities law. Please revise the agreement itself to clearly disclose that the arbitration provision will apply to actions arising under the Securities Act or Exchange
         Act. In addition, please revise your subscription agreements and the EquityBase
         Agreement to explicitly clarify that the waiver of jury trial is intended to apply to claims made under the federal securities laws.
16. We note your revised disclosure on page 17 states that if a party bringing a claim against you does not, "in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought" that party would be obligated to reimburse you for all reasonable costs and expenses. Please revise to clarify the meaning of "substantially achieve, in substance and amount." In this regard, please also clarify whether you intend to interpret or apply this language as broadly as possible. Please also highlight that while the fee-shifting provision does apply to claims arising out of disputes relating to the
         EquityBase Agreement, including claims made under the federal securities laws, the related subscription agreement that EquityBase Investors are also required to complete for the same offer and sale of securities does not include a similar provision and, as such,
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VictoryBase Corporation
April 14, 2021
Page 5
      there may be uncertainty as to how such provision would apply in claims brought pursuant to both agreements, such as claims made under the federal securities laws.
17. We note the script filed as a testing-the-waters exhibit to your offering circular and its description of share ownership in your company as the ability to "own an asset that is backed by the housing market, without the hassle, cost, and risk of owning direct title to a home" and is "a real estate investment in which you get some benefits of owning, but the flexibility of leasing." In addition, it states that "VictoryBase . . . owns the very house in which you will live." Please explain to us why you believe it is appropriate to describe your securities in this manner. In this respect, we note that VictoryBase does not own any properties and that to the extent properties are acquired by VBRE or other entities, they may be contributed to Holding in exchange for units in Holdings that are convertible into
      Class A shares of the company. Additionally, we note that describing the securities as an
      "asset that is backed by the housing market" may confuse investors as it could imply that your Class A shares are an asset-backed security. We also note that the script indicates that an investor may sell its shares in the future, but does not provide any disclosures about the limitations in selling a security that was issued pursuant to an exemption and that there is not a developed secondary market to support such sales. Finally, we note that the video posted on your website that accompanies the script include graphics and other depictions that imply that an investment in your company will result in an increase in value without disclosure about the risks and limitations associated with such investment.
      Please note that your testing-the-waters materials should provide disclsoure about your offering that is consistent with information in your offering circular and revise accordingly.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Paquin
                                                             Division of
Corporation Finance
Comapany NameVictoryBase Corporation
                                                             Office of Real
Estate & Construction
April 14, 2021 Page 5
cc:       Douglas Clayton
FirstName LastName